SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 1)*

CHROMADEX CORPORATION

(Name of Issuer)

COMMON STOCK, $0.001 PAR VALUE PER SHARE

(Title of Class of Securities)

171077407

(CUSIP Number)

Pioneer Step Holdings Limited

Attention: Jason Wong / Raymond Ng

c/o 29th Floor, Harbour Centre

25 Harbour Road

Wanchai, Hong Kong

(852) 2186-3870

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 24, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d 1(e), 240.13d 1(f) or 240.13d 1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) PIONEER STEP HOLDINGS LIMITED
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,059,988
	8.	Shared Voting Power
	9.	Sole Dispositive Power 3,059,988
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,059,988
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.6% (1)(2)
14.	Type of Reporting Person (See Instructions) CO

(1)	Calculated based upon 46,093,894 outstanding shares of the common stock of the Issuer, which represents 39,790,080 shares reported by the Issuer to be issued and outstanding as of May 10, 2017, as set forth in the Issuer’s quarterly report on Form 10-Q, for the quarter ended April 1, 2017, as filed with the Securities and Exchange Commission on May 11, 2017, plus 2,521,526 shares and 3,782,288 shares (collectively, the “Second Closing Shares”) issued to Pioneer Step Holdings Limited and Champion River Ventures Limited, respectively, pursuant to the Purchase Agreement, as amended by the First Amendment, described in Item 4 of this Schedule 13D.
(2)	As more fully described in Item 4 of this Schedule 13D, by virtue of being a party to the Purchase Agreement, until the closing of the Third Tranche each of Pioneer Step Holdings Limited and Champion River Ventures Limited may be deemed to be members of a “group”, as defined in Rule 13d-5 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The number of shares and percentage reported above does not include shares held directly by Champion River Ventures Limited and its affiliates.

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1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) CHAU HOI SHUEN SOLINA HOLLY
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Permanent resident of the Hong Kong Special Administrative Region, People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,059,988
	8.	Shared Voting Power
	9.	Sole Dispositive Power 3,059,988
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,059,988
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.6% (1)(2)
14.	Type of Reporting Person (See Instructions) IN

(1)	Calculated based upon 46,093,894 outstanding shares of the common stock of the Issuer, which represents 39,790,080 shares reported by the Issuer to be issued and outstanding as of May 10, 2017, as set forth in the Issuer’s quarterly report on Form 10-Q, for the quarter ended April 1, 2017, as filed with the Securities and Exchange Commission on May 11, 2017, plus 2,521,526 shares and 3,782,288 shares (collectively, the “Second Closing Shares”) issued to Pioneer Step Holdings Limited and Champion River Ventures Limited, respectively, pursuant to the Purchase Agreement, as amended by the First Amendment, described in Item 4 of this Schedule 13D.
(2)	As more fully described in Item 4 of this Schedule 13D, by virtue of being a party to the Purchase Agreement, until the closing of the Third Tranche each of Pioneer Step Holdings Limited and Champion River Ventures Limited may be deemed to be members of a “group”, as defined in Rule 13d-5 of the Exchange Act. The number of shares and percentage reported above does not include shares held directly by Champion River Ventures Limited and its affiliates.

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EXPLANATORY STATEMENT.

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) relates to shares of Common Stock of the Issuer and is being filed on behalf of the Reporting Persons. This Amendment No. 1 amends and supplements the Schedule 13D previously filed with the Securities and Exchange Commission on May 8, 2017 (the “Initial Schedule 13D”, together with this Amendment No. 1, the “Schedule 13D”). This Amendment No. 1 is being amended to reflect certain changes to the aggregate amount of shares beneficially owned by the Reporting Persons.

ITEM 4.	PURPOSE OF TRANSACTION.

Securities Purchase Agreement

On April 26, 2017, Pioneer Step Holdings Limited and Champion River Ventures Limited (“Champion River”, each a “Purchaser” and together, the “Purchasers”) entered into a Securities Purchase Agreement with the Issuer (the “Purchase Agreement”). Pursuant to the Purchase Agreement, the Issuer agreed to sell and issue up to $25 million of its Common Stock at a purchase price of $2.60 per share in three tranches of approximately $3.5 million, $16.4 million and $5.1 million, respectively. The first tranche (the “First Tranche”) closed on April 27, 2017, at which closing the Issuer issued 538,462 Shares to Pioneer Step and 807,692 Shares to the other Purchaser. Pursuant to the First Amendment to Securities Purchase Agreement, dated May 24, 2017 (the “First Amendment”), the second tranche (the “Second Tranche”) closed on May 24, 2017, at which closing the Issuer issued 2,521,526 Shares to Pioneer Step and 3,782,288 Shares to the other Purchaser. At the closing of the third tranche (the “Third Tranche”), subject to the terms and conditions set forth in the Purchase Agreement, it is proposed that the Purchasers will acquire, in the aggregate, an additional 1,965,417 Shares. The closing of the Third Tranche is subject to approval by the Issuer’s stockholders.

Following the closing of the Second Tranche, pursuant to the Purchase Agreement, the Issuer shall permit two individuals (collectively, the “Observers”), with each Purchaser being entitled to nominate one Observer, to attend all meetings of the Issuer’s Board of Directors (the “Board”) in a non-voting capacity, and in connection therewith, the Issuer is required to provide the Observers with certain information that the Issuer provides to the Board. The observer rights applicable to a particular Purchaser terminate on the date on which such Purchaser’s director nominee is first actually appointed or elected to the Board. In addition, subject to certain ownership and other requirements, the Purchase Agreement provides the Purchasers with certain information and access rights relating to the Issuer and its business.

As a result of the completion of the Second Tranche, the Purchase Agreement requires that the Issuer’s Board increase the number of authorized directors so as to create two vacant seats on the Board, which vacancies shall be filled on a date following the Issuer’s 2017 Annual Meeting of Stockholders by one nominee selected by each of the Purchasers (the “Purchaser Designees”).

In addition, from and after the date of the Purchase Agreement, upon prior written request thereof by any Purchaser, the Issuer shall use reasonable efforts to enter into one or more voting agreements with one or more of the Purchasers and such other substantial holders of Common Stock as reasonably requested by such Purchaser(s) and agreed to by the Issuer in respect of the election of the Purchaser Designees.

Registration Rights Agreement

At the closing of the First Tranche and unless otherwise waived by the Purchasers, the Purchase Agreement requires that the Issuer and the Purchasers promptly enter into a Registration Rights Agreement in form and substance reasonably acceptable to the Purchasers (the “Registration Rights Agreement”) with respect to the Shares acquired under the Purchase Agreement. The Issuer and the Purchasers entered into the Registration Rights Agreement on April 29, 2017. The Registration Rights Agreement grants the Purchasers customary shelf and piggyback registration rights.

The foregoing descriptions of the Purchase Agreement, the Registration Rights Agreement, and the First Amendment are not complete and are qualified in their entirety by reference to the full text of the Purchase Agreement, the Registration Rights Agreement, and the First Amendment, which are incorporated by reference into this Schedule 13D pursuant to Exhibits 99.2, 99.3, and 99.4 of Item 7 hereof.

Pioneer Step acquired the Shares as investment in its ordinary course of business.

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In connection with the foregoing, and as may be appropriate from time to time, each of the Reporting Persons may consider the feasibility and advisability of various alternative courses of action with respect to its investment in the Issuer, including, without limitation: (a) the acquisition or disposition by the Reporting Persons of Shares, including through derivative transactions which may include security-based swaps and short sales; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) changes in the present board of directors or management of the Issuer; (e) a material change in the present capitalization or dividend policy of the Issuer; (f) other material changes in the Issuer’s business or corporate structure; (g) changes in the Issuer’s articles of incorporation or bylaws or other actions that may impede the acquisition of control of the Issuer by any person; (h) causing any class of the Issuer’s securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12 of the Exchange Act; or (j) any action similar to those enumerated above.

Except as described in Item 6 and this Item 4 and any plans or proposals that may from time to time be discussed or considered by the directors of the Issuer, including the Purchaser Designees, in their fiduciary capacities as directors of the Issuer, the Reporting Persons do not currently have any plans or proposals that relate to or would result in any of the actions specified in clause (a) through (j) of this paragraph.

The Reporting Persons reserve the right, based on all relevant factors and subject to applicable law or other restrictions, at any time and from time to time, to acquire additional Shares, dispose of some or all of the Shares, in each case in open market or private transactions, block sales or otherwise, and review or reconsider their position, change their purpose, take other actions (including actions that could involve one or more of the types of transactions or have one or more of the results described in clauses (a) through (j) of the foregoing paragraph of this Item 4) or formulate and implement plans or proposals with respect to any of the foregoing. Except as set forth in this Schedule 13D, no contract, arrangement, relationship or understanding (either oral or written) exists among the Reporting Persons as to the acquisition, disposition, voting or holding of Shares.

The Reporting Persons intend to review their investment in the Issuer from time to time on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s stock in particular, as well as other developments.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a) and (b) As of May 26, 2017, Pioneer Step beneficially owned and had sole voting and dispositive power with respect to 3,059,988 Shares, representing approximately 6.6% of the 46,093,894 outstanding Shares as of the date of this Schedule 13D, based on 39,790,080 Shares reported by the Issuer to be issued and outstanding as of May 10, 2017, as set forth in the Issuer’s quarterly report on Form 10-Q, for the quarter ended April 1, 2017, as filed with the Securities and Exchange Commission on May 11, 2017, plus 2,521,526 Shares and 3,782,288 Shares issued in the Second Tranche to Pioneer Step and Champion River, respectively pursuant to the Purchase Agreement, as amended by the First Amendment described in Item 4 of this Schedule 13D.

As of May 26, 2017, Solina Chau, by virtue of being the sole shareholder of Pioneer Step, may be deemed to beneficially own and have sole voting and dispositive power with respect to the Shares beneficially owned by Pioneer Step.

By virtue of being a party to the Purchase Agreement, until the closing of the Third Tranche, each of Pioneer Step and Champion River may be deemed to be members of a “group”, as defined in Rule 13d-5 of the Exchange Act. At the closing of the Second Tranche on May 24, 2017, pursuant to the Purchase Agreement, as amended by the First Amendment, Pioneer Step and Champion River acquired in the aggregate an additional 6,303,814 Shares, which allocation of such Shares between Pioneer Step and Champion River was mutually agreed upon by Pioneer Step and Champion River. Pursuant to the Purchase Agreement, Pioneer Step and Champion River have the right to mutually agree upon the allocation between them of the shares to be issued in the Third Tranche. As a result, until the closing of the Third Tranche, each of Pioneer Step and Champion River may be deemed to beneficially own the Shares beneficially owned by each other solely for such purposes. The aggregate number of Shares beneficially owned

CUSIP No. 171077407	SC 13D/A	Page 6 of 8

collectively by Pioneer Step and Champion River is 7,649,968, which represents approximately 16.6% of the outstanding Shares, based upon 46,093,894 outstanding shares of the common stock of the Issuer, which represents 39,790,080 shares reported by the Issuer to be issued and outstanding as of May 10, 2017, as set forth in the Issuer’s quarterly report on Form 10-Q, for the quarter ended April 1, 2017, as filed with the Securities and Exchange Commission on May 11, 2017, plus 2,521,526 shares and 3,782,288 shares issued to Pioneer Step Holdings Limited and Champion River Ventures Limited, respectively, pursuant to the Purchase Agreement, as amended by the First Amendment.

The share ownership reported by Pioneer Step on this Schedule 13D does not include any Shares owned by Champion River, and each of Pioneer Step and the other Reporting Person on this Schedule 13D disclaims beneficial ownership of any Shares owned by Champion River or any other person.

(c) Information with respect to all transactions in the Shares beneficially owned by the Reporting Persons that were effected during the past sixty days is set forth in Item 4 and incorporated herein by reference.

(d) Not applicable.

(e) Not applicable.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 24	Power of Attorney (incorporated herein by reference to the Power of Attorney filed as Exhibit 24 to the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on May 8, 2017).

Exhibit 99.1	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Exhibit 99.2	Securities Purchase Agreement, dated as of April 26, 2017, by and between ChromaDex Corporation, Champion River Ventures Limited, and Pioneer Step Holdings Limited (incorporated herein by reference to Exhibit 99.1 of the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on April 27, 2017).

Exhibit 99.3	Registration Rights Agreement, dated as of April 29, 2017, by and between ChromaDex Corporation, Champion River Ventures Limited, and Pioneer Step Holdings Limited (incorporated herein by reference to Exhibit 99.1 of the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on May 2, 2017).

Exhibit 99.4	First Amendment to Securities Purchase Agreement, dated as of May 24, 2017, by and between ChromaDex Corporation, Champion River Ventures Limited, and Pioneer Step Holdings Limited (incorporated herein by reference to Exhibit 99.1 of the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on May 25, 2017).

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SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: May 26, 2017

PIONEER STEP HOLDINGS LIMITED

By:	/s/ Ng Ngar Bun Raymond
	Name:	Ng Ngar Bun Raymond
	Title:	Attorney-in-Fact

CHAU HOI SHUEN SOLINA HOLLY

By:	/s/ Ng Ngar Bun Raymond
	Name:	Ng Ngar Bun Raymond
	Title:	Attorney-in-Fact

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EXHIBIT INDEX

Exhibit No.	Description

24	Power of Attorney (incorporated herein by reference to the Power of Attorney filed as Exhibit 24 to the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on May 8, 2017).

99.1	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

99.2	Securities Purchase Agreement, dated as of April 26, 2017, by and between ChromaDex Corporation, Champion River Ventures Limited, and Pioneer Step Holdings Limited (incorporated herein by reference to Exhibit 99.1 of the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on April 27, 2017).

99.3	Registration Rights Agreement, dated as of April 29, 2017, by and between ChromaDex Corporation, Champion River Ventures Limited, and Pioneer Step Holdings Limited (incorporated herein by reference to Exhibit 99.1 of the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on May 2, 2017).

99.4	First Amendment to Securities Purchase Agreement, dated as of May 24, 2017, by and between ChromaDex Corporation, Champion River Ventures Limited, and Pioneer Step Holdings Limited (incorporated herein by reference to Exhibit 99.1 of the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on May 25, 2017).

Exhibit 99.1

Joint Filing Agreement

In accordance with Rule 13d-1(f) under the Securities and Exchange Act of 1934, the persons or entities named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Shares of the Issuer and further agree that this joint filing agreement be included as an exhibit to this Schedule 13D. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement as of May 26, 2017.

PIONEER STEP HOLDINGS LIMITED

By:	/s/ Ng Ngar Bun Raymond
	Name:	Ng Ngar Bun Raymond
	Title:	Attorney-in-Fact

CHAU HOI SHUEN SOLINA HOLLY

By:	/s/ Ng Ngar Bun Raymond
	Name:	Ng Ngar Bun Raymond
	Title:	Attorney-in-Fact